X Form C:	Offering Statement
Name of Issuer	Coin and Card Auctions, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	May 12, 2021
Physical address of issuer:	2742 Hubbell Ave., Des Moines, Iowa 50317
Website of issuer	www.coinandcardauctions.com
Is there a co-issuer?	Yes__ No X
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	Dalmore Group, LLC
CIK number of intermediary:	0001332099
SEC file number of intermediary:	008-67002
CRD number, if applicable, of intermediary:	136352
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	4% of all sums raised in this offering (1% of which will be delivered in Common Stock), plus a $25,000 fee
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	Dalmore Group LLC will receive the company's Common Stock equal to 1% of aggregate amount raised.
Type of security offered:	Common Stock
Target number of securities to be offered:	10,000,000
Price (or method for determining price):	$0.50 per share
Target Offering Amount	$25,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the company
Maximum offering amount (if different from target offering amount):	$5 million
Deadline to reach the target offering amount:	August 31, 2022

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	2 full time employee, 0 part time employee

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$677,231	--
Cash & Cash Equivalents:	$28,709	--
Accounts Receivable:	$0	--
Short-term Debt:	$128,198	--
Long-term Debt:	$291,739	--
Revenues/Sales:	$0	--
Cost of Goods Sold:	$0	--
Taxes Paid:	$0	--
Net Income:	($369,918)	--

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC		Newfoundland	A4
X	Florida	FL	X	North Dakota	ND		Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			

X	Louisiana	LA	X	Texas	TX
X	Maine	ME	X	Utah	UT
X	Maryland	MD	X	Vermont	VT
X	Massachusetts	MA	X	Virginia	VA
X	Michigan	MI	X	Washington	WA
X	Minnesota	MN	X	West Virginia	WV
X	Mississippi	MS	X	Wisconsin	WI
X	Missouri	MO	X	Wyoming	WY

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

☒ Same as the jurisdictions in which the issuer intends to offer the securities.

PART II


OFFERING MEMORANDUM DATED MAY 6, 2022



Coin and Card Auctions, Inc.
2742 Hubbell Ave.
Des Moines, Iowa 50317
www.coinandcardauctions.com

Up to $5,000,000 of Common Stock

Minimum Investment Amount: $250


Coin and Card Auctions, Inc., a Delaware corporation ("Coin and Card" "the company," "we," or "us"), is offering up to $5,000,000 worth of Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by August 31, 2022. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by August 31, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to

the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Coin and Card Auctions, Inc. was incorporated in Delaware on May 12, 2021. The company owns and operates a subscription and fee per use online marketplace and provides nano level laser scanning for the coin and sports trading card industries. Our marketplace utilizes new technologies to help connect buyers and sellers and assimilates market data for consumer usage.

The company also operates within the NFT and blockchain space and is developing infrastructure for blockchain including encapsulation of data for purposes of asset "fingerprinting" and pre- and post-sale asset validation. The company utilizes its nano level "fingerprint equivalents as outputs" with coding capabilities unique to NFTs to establish asset backed NFT, chain of title and perpetual "on title transfer" revenue streams benefitting dealers and consumers of asset backed NFTs.

The business model developed by the company introduces asset backed NFT based revenue streams as recurring revenues with occurrences on each title transfer Technologies in development include smartphone applications with image and data query capability designed to validate scans and identify asset ownership for processing into asset backed NFTs and the interface of data outputs to both the 10-point Sheldon Grading Scale and the 70-point PSA grading scales.

The company is headquartered in Des Moines, Iowa.

Our Business Model

Traditionally, collectors of rare coins and trading cards have faced an expensive and time-consuming process of determine the value of their coins and cards. Even if a collector navigates the grading process, such grades are often subjective & inconsistent or worse, riddled with fraud. Coin and Card's technology backed platform aims to disrupt and revolutionize the grading industry as well as the selling and reselling of coins and trading cards.

First, we have created a marketplace that allows individual collectors and consumers to sell their coins and trading cards to interested buyers. Currently, this platform is available exclusively on our website, www.coinandcardauctions.com. We intend to launch a mobile application in the near future. The company itself does not sell, resell or dropship any products.

In order to help both buyers and sellers know the value of their collectibles, our platform will provide two specific grading tools that utilize a scientific methodology at the nano-tech level. The first tool is a laser scan of the actual coin or trading card. Our nano level scan technologies effectively "fingerprints" any numismatics and any sports trading card. Sellers send their coins and cards to us and we scan their cards and coins for them, which helps determine the value of the coin or card. We then return the coins and cards to the customer. The second tool is a mobile phone application that we are currently developing. This mobile application will utilize the same technology as our laser scanner and allows sellers to take a picture of their coins and cards to determine the value of their coins and cards. In either case, our grading is securely recorded utilizing blockchain technology. Additionally, transactions made on our platform will be verified and recorded utilizing blockchain technology, thereby providing a clear and secure chain of title and reducing fraud.

We have three types of customer accounts: storefront, non-storefront, and Dealers Corner. Storefront accounts pay $100 per month. Non-storefront accounts pay no subscription fee. Instead they are charged 5% per transaction. Dealers Corner accounts pay a $100 per month subscription fee and 3% fee on each sale they make on our marketplace. Additionally, we charge $12 to $65 per laser scan when customers send their coins and cards to us.

Our Customers

Our customers are comprised of businesses engaged in the buying and selling of coins and/or trading cards who use our platform to buy and sell and individual collectors. As of April 26, the company currently has 116 registered accounts on its platform, of which 101 are selling accounts. Those seller accounts are comprised of 74 storefront accounts, 20 non-storefront accounts, and 7 dealer accounts.

Competitors and Industry

The coin and trading card selling and reselling industry is very competitive. There are number of companies who compete with us, including the following:

1.   Collector's Universe – Owns both PSA (the most notable sports card grading company) and the Professional Coin Grading Service.
2.   Heritage Auctions – Approaching 1 million users and $1 billion in sales.
3.   Numismatic Guarantee Corp
4.   Collector's Holdings
5.   Collectable – 35,000 users
6.   Rally – Platform for buying and selling equity shares in collectible assets.
7.   EBay – Popular auction site

Our services are unique and are not being provided by our competitors. Our company has the patent pending technology necessary to revolutionize third party grading systems and marketing platforms within the numismatics and sports trading card industries.

Current Stage and Roadmap

Our website and database has been launched and is live. We have also applied for a patent for our technology. We will continue to iterate and expand with new features for our customers. We also intend to develop a mobile application.

Employees

The company has two full-time employees.

Intellectual Property

The company has applied for the following patent:

Title	Application Number	Filing Date
Method and System for Automated Grading and Trading of Numismatics and Trading Cards	63/230,727	August 7, 2021

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company headquarters are located at 2742 Hubbell Avenue in Des Moines, IA and management works both remotely and on site.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has no operating history.
The company was incorporated in 2021. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may

not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

We face significant market competition.
We compete against a variety of companies in the coin and trading card grading and reselling markets. Some existing competitors and future competitors have and will have access to significantly more resources than us, which would give them a significant advantage in marketing and operations.

The company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service to our products and services or in software systems could reduce the attractiveness of the platform and result in a loss of customers willing to use our products and services. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the company could harm our reputation and materially negatively impact our financial condition and business.

Volatility in demand for collectibles may negatively impact interest in our services.
As an online marketplace for coins and sports trading cards, we are impacted by larger, industry wide trends related to those collectible assets. If there is a general downturn in interest in those collectibles, we would be negatively impacted by loss of seller and customer interest for buying and selling collectibles through our marketplace.

Risks Related to the Securities

Our company is controlled by our two largest shareholders.
As a result of the Common Stock which they hold, Michael Johnson, our founder and Chief Executive Officer, and Mikey Seigel, our COO, will be able to exercise voting rights with respect to an aggregate of 25,980,000 shares of Common Stock, which will represent approximately 80.5% of the voting power of our outstanding capital stock immediately following this offering. As a result, these two stockholders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The value of your investment may be diluted if the company issues additional options, convertible securities or shares of its capital stock.
If we issue more shares, this may result in the reduction in the value of the shares that you receive in this offering. Moreover, the company has authorized the board to create one or more classes or series of preferred stock. The board has discretion to determine the rights and preferences of any such class or series of preferred stock. Such rights and preference may be superior to the rights of the Common Stock, which could, in turn, reduce a return on your investment in our Common Stock.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities, or by the company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Common Stock, that were in effect immediately prior to the transfer of the Common Stock, including but not limited to the subscription agreement.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent

outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Michael R. Johnson	CEO	May 2021 – Present	Full time
Mikey Seigel	COO	May 2021 – Present	Full time
Directors:			
Michael R. Johnson	Director	May 2021 – Present	n/a
Mikey Seigel	Director	May 2021 – Present	n/a
Gary Chingren	Director	May 2021 – Present	n/a
Ron Brown	Director	September 2021 – Present	n/a
Mike Ellis	Director	September 2021 – Present	n/a
Steve Blakesley	Director	September 2021 – Present	n/a
Moneni Johnson	Director	September 2021 – Present	n/a

Michael R. Johnson, CEO and Director

Michael R. Johnson, age 64, CEO, Director, Founder and Secretary of Coin and Card Auctions, Inc., retired as a Correctional Officer from the Department of Corrections in July 2018 and a was recipient of Congressional, Senate and State of California awards and recognitions including three (3) Medals of Valor. Prior to working in law enforcement Mr. Johnson was instrumental in structuring and obtaining corporate and private sector debt and equity capitalization in numerous industries and projects and is the Patent Pending inventor of "Method and System for Automated Grading and Trading of Numismatics and Trading Cards" and Method and System for NFT Minting with automated Grading and Trading of Numismatics and Trading Cards Mr. Johnson is an avid numismatist.

Mike Siegel, COO and Director

Mike Siegel, COO, age 40 is Managing Member of Siegel Lawn Care, LLC located in Des Moines, IA since April 2003. Mr. Siegel is an entrepreneur and avid numismatist having top registry positions of numismatics collectibles and owns and operates multiple businesses in the Des Moines, IA area His passion is technology and innovation within the numismatics and sports trading card industries. Mikes experiences as an entrepreneur started when he was very young with his family's business. Mike is an investor and a Director of Coin and Cards Auctions, joining the Board in May 2021.

Gary Chingren, Director

Gary Chingren, Director, age 73 retired as an orthopedic surgeon in June 2018 from Hastings Orthopedics located in Hastings, Nebraska, Gary served as a Director on numerous boards during his medical career and joined the Coin and Card Auctions Board of Directors in May 2021. Gary is an avid numismatist with top registry positions of numismatics collectibles. Gary's' interest is applying science and technologies designed to improving consistency within third party grading.

Ron Brown, Director
Ron Brown, PhD age 72 retired May 2014 from a Gubernatorial appointment by Governor Jerry Brown as CalVet Medical Director in Redding California. Ron is a life member of CONECA, FUN and ANA and previously served as the CONECA Representative for California and Nevada. Ron co-authored The Definitive Guide to Canadian Coins 1858 to Date and currently is the CONECA representative for Northern Idaho and Eastern Washington. Ron authors columns regularly for FUN Magazine/FUN Variety and the Treasure among Treasures column for CONECA and is an avid numismatist and Canadian Coin Variety expert Ron joined Coin and Card Auctions as a Director in September 2021

Mike Ellis, Director

Mike Ellis, Director, age 62 serves in an elected position as a Governor of the American Numismatic Association since 2019 and Professional Grading Instructor since June 1996. Mike also teaches Minting classes for the ANA and been involved in numismatics and sports trading cards his entire adult life and joined the Coin and Card Auctions Board of Directors in September 2021 where he serves as the Numismatic and Sports Card Program Director. Mikes experience as a professional grader and minting instructor having decades of professional numismatics and sports cards grading experience provide valuable insights to bridging the nuances of professional grading with modern technologies.

Steve Blakesley, Director

Steve Blakesley, Director, age 57 is managing member to Cobalt Maintenance LLC, a real estate development and General Contracting company founded in 2016 and located in Des Moines, IA and Managing Member and founder of Ice Pro Shop, LLC located in Des Moines, IA. Steve joined the Coin and Card Auctions Board of Directors in September 2021and is an avid numismatist and sports trading card collector.

Moneni Johnson, Director

Moneni Johnson, Director, age 54 worked as Executive Secretary for the Orange County Comptroller in Orange County, FL from 1987 – 1993. She joined Coin and Card Auctions, Inc part time as Executive Secretary and Director in May 2021.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of February 15, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Michael R. Johnson	12,990,000	42.9%
Mikey Seigel	12,990,000	42.9%

The following table describes our capital structure as of February 15, 2022:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued	Available
Common Stock	100,000,000	30,271,750	0	69,728,250
Preferred Stock	10,000,000	0	0	10,000,000

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Costs*	4.00%	4.00%
General and Administrative	15.34%	15.34%
Research and Development	40.57%	40.57%
Sales and Marketing	40.09%	40.09%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

* Does not include $25,000 onboarding fee to Dalmore Group, LLC, or professional expenses for preparation of the Form C and financial statements.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Operating Results

The company has not yet generated any revenues. The company's operating expenses consist of general and administrative expenses, which is comprised of office and administrative expenses, professional fees, depreciation expenses and travel expenses, and research and development expenses. Operating expenses in 2021 amounted to $367,278. Office and administrative expenses in 2021 were $160,532 while professional fees were $156,830.

As a result of the foregoing factors, the company's net loss was $369,918 in 2021.

Since the end of the period covered by the financial statements, our expenses increased slight in January 2022 compared to our average monthly burn rate in 2021.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations over the next twelve months:

- Convert laser scan and machine vision scan outputs into Sheldon and PSA grade equivalents

- Complete field testing of value added services, including bulk upload and data mining single point data access for our mobile application.

- Granted patents we have applied for.

- Begin development of blockchain infrastructure and data compilation to encapsulate and mint NFTs.

- Complete a $1,000,000 private offering of our common stock. We estimate this offering will commence 90 days from commencement of this private offering. We have not yet determined the terms of this private offering.

- Acquire machine vision system and develop interface applications.

- Begin development of smart phone applications and integrations.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception in the total amount of $369,918.

The company was initially capitalized by equity investments from its shareholders in the amount of $588,954. The company also opened a $300,000 line of credit with West Bank.

The company acquired $151,260 of equipment from Sigel Lawn Care, LLC, an entity owned by our COO and a director of the company, Mikey Sigel. Sigel Lawn Care, LLC acquired the asset directly at the request of a third-party lender as Sigel Lawn Care, LLC has more operating history than the company. The acquisition was funded by the company by paying a down payment of $3,387.18 to Seigel Lawn Care, LLC with the remainder of the purchase price to be paid over the same terms and conditions and dollar amounts as contained in the original leasing application. The capital lease has a term of 60 months and monthly payments of $3,192.

Additionally, the company purchased 50% of the office in Des Moines, Iowa where its principal office is located. The company subsequently signed an offer to buy the remaining 50% of the building for $300,000. The company owes the following minimum payment amounts in the respective years pursuant to the terms of the purchase:

Year	Minimum Payment Amount
2022	$0
2023	$21,100
2024	$21,400
2025	$21,700
2026	$22,000
Thereafter	$258,800
Total	$345,000

The company had approximately $36,000 cash on hand as of January 31, 2022 and a credit line availability of $185,000. Currently, we estimate our burn rate (net cash out) to be on average $32,000 per month. We note that in January 2022, we spent $43,795. This represents a significant increase over our average burn rate in 2021.

Indebtedness

We have an outstanding balance of $117,000 on our line of credit with West Bank. The outstanding balance on this line of credit bears interest at 4% annual. The line of credit renews every 12 months. We are required to repay all outstanding principal and interest due under the line of credit when the line renews. The line of credit renews on October 15, 2022.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

The company acquired $151,260 of equipment from Sigel Lawn Care, LLC, an entity owned by our COO and a director of the company, Mikey Sigel. Sigel Lawn Care, LLC acquired the asset directly at the request of a third-party lender as Sigel Lawn Care, LLC has more operating history than the company. The acquisition was funded by the company by paying a down payment of $3,387.18 to Seigel Lawn Care, LLC with the remainder of the purchase price to be paid over the same terms and conditions and dollar amounts as contained in the original leasing application. The capital lease has a term of 60 months and monthly payments of $3,192.

The company purchased 50% of the building in which its principal office is located in Des Moines, Iowa from Steve Blakesley, a director of the company. The company subsequently signed an offer to buy the remaining 50% of the building for $300,000 from Mr. Blakesley.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- On May 12, 2022, the company issued 12,990,000 shares of our common stock to Michael Johnson, our CEO.

- On May 12, 2022, the company issued 12,990,000 shares of our common stock to Mikey Seigel, our COO, in reliance on Section 4(a)(2) of the Securities Act, for consideration of $460,353.89. The proceeds of this offering were used for general working capital and purchase of 50% of the building in Des Moines, Iowa where our principal office is located.

- On May 12, 2022, the company issued 4,020,000 shares of our common stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of $135,912.36. The proceeds of this offering were used for general working capital and purchase of 50% of the building in Des Moines, Iowa where our principal office is located.

- As of February 28, 2022, the company has issued a total of 1,095,000 shares of our common stock pursuant to two consulting agreements, in reliance on Section 4(a)(2) of the Securities Act, in exchange for the consulting services provided to the company.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Coin and Card's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 100,000,000 shares of common stock, par value $0.0001 per share, and up to 10,000,000 shares of preferred stock, par value $0.0001 per share. As of February 15, 2022, there were 30,271,750 shares of Common Stock outstanding and 0 shares of preferred stock outstanding. For this offering, the company is issuing Common Stock at $0.50 per share.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series of Preferred Stock, may be determined by the company's board of directors in its sole discretion.

What it Means to be a Minority Holder

As a minority holder of the common stock of the company, you will have limited authority in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Equinity Trust Company, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The company based the price on a third party professional business evaluation prepared by Stanton Park Advisors and by an analysis of comparable companies performed by Retro Wall Street, LLC.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's website, coinandcardauctions.com/investors.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.investcoinandcard.com.